
03025551


RECEIVED
JUN 30 2003
WASH. D.C.
181
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File Number 001-09526

Full title of plan and the address of the plan:

PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

BHP USA Retirement Savings Plan
1360 Post Oak Blvd., Suite 150
Houston, Texas 77056-3020

Name of the issuer of the held securities held pursuant of the plan and the address of its principal executive office:

BHP BILLITON LIMITED

BHP TOWER, BOURKE PLACE

600 Bourke Street

Melbourne, Victoria 3000

Australia

BHP USA RETIREMENT SAVINGS PLAN

Table of Contents

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 are omitted, as they are inapplicable or not required.

Independent Auditors' Report

The BHP USA Retirement Advisory Committee of the
BHP USA Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the BHP USA Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule G, part III – schedule of nonexempt transactions for the year ended December 31, 2002 and the supplemental schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 27, 2003

BHP USA RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments, at fair value	$	196,375,612	263,215,949
Employee contributions receivable		8,237	335,302
Participating Companies contributions receivable		5,575	206,062
Other receivable		10,028	—
Total Assets		196,399,452	263,757,313
Liabilities:			
Due to affiliated plan		29,000	—
Other payables		144,265	—
Total Liabilities		173,265	—
Net assets available for plan benefits	$	196,226,187	263,757,313

See accompanying notes to financial statements.

BHP USA RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Net investment income (loss):		
Interest and dividends	$	6,850,646
Net depreciation in fair value of investments		(34,339,783)
		(27,489,137)
Contributions:		
Employee		7,262,958
Participating Companies		4,544,834
Rollovers		1,709,773
		13,517,565
Merger from affiliated plan (Note 3)		1,643,035
Benefits paid		(55,157,532)
Administrative expenses		(45,057)
Net decrease		(67,531,126)
Net assets available for plan benefits:		
Beginning of year		263,757,313
End of year	$	196,226,187

See accompanying notes to financial statements.

BHP USA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of Plan

The following description of the BHP USA Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan provides retirement benefits for regular salaried employees of BHP Holdings (Operations), Inc. (BHP), and adopting subsidiaries and affiliates of the parent company, BHP Billiton Limited (formerly BHP Limited) (collectively, the Participating Companies) on their date of hire. The Plan is a multiple-employer profit-sharing plan with a 401(k) directed feature qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan was amended and restated effective January 1, 2002 and has been amended from time to time since. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Administration

BHP is the Plan's sponsor. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan, and Vanguard Group, Inc. serves as record keeper for the Plan. Certain duties on behalf of the Plan's sponsor and the Participating Companies are carried out by the BHP USA Retirement Advisory Committee (the Committee). The Committee members are each appointed by the boards of directors of the Participating Companies.

(c) Contributions

Participants may make contributions to the Plan on a pretax and/or after-tax basis through payroll withholding of any whole percentage up to 50% of their eligible earnings, subject to limitations set by law. Participants are permitted to change the rate of their contribution upon request. The Participating Companies match the first 6% of eligible earnings contributed to the Plan by their participants. In addition, all eligible employees who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations within the Code.

All newly eligible employees are automatically enrolled in the Plan based on a pretax contribution rate of 6% unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to change their contribution rate at any time. Contributions, unless otherwise directed, are invested in the Vanguard Retirement Savings Trust (Retirement Savings Trust) pending future investment direction by the participant.

(d) Investment Options

The Plan offers seven mutual funds, American Depository Receipts of BHP Billiton Limited (BHP ADRs) and a common/collective trust fund as investment options to participants. Additionally, the Plan offers a personal choice retirement account investment option in which participants can select from a large number of mutual funds and individual securities such as common stock and bonds. The Plan also utilizes a money market fund to facilitate Plan transactions.

(e) ***Participant Accounts***

Under the Plan, each participant's account is credited with the participant's contributions, the Participating Companies' contributions, and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are based on the performance of the funds in which the participant has directed his or her accounts to be invested.

(f) ***BHP ADRs Voting Rights***

Each participant is entitled to exercise voting rights attributable to the shares of the BHP ADRs allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

(g) ***Vesting***

Participants are 100% vested in all amounts allocated to their participant account.

(h) ***Forfeitures***

Forfeitures result from termination of employment before full vesting has occurred. Forfeitures may be used to reduce future Participating Companies matching contributions, pay administrative expenses, and/or to restore amounts in participants' accounts in circumstances where the plan administrator concludes that participants are entitled to such restoration.

Forfeitures available at December 31, 2002 and 2001 to reduce future Participating Companies matching contributions and Plan expenses are $2,111,368 and $2,001,489, respectively.

(i) ***Withdrawals***

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his or her account as a lump-sum distribution in cash. To the extent that their account balance is invested in BHP ADRs, a participant may request payment in the form of BHP ADRs. A participant may withdraw all or any portion of the balance in his or her after-tax account and or rollover account. Once age 59-1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. Certain participants, as specified in the supplements of the Plan document, may make a hardship withdrawal from the their pretax accounts and/or Participating Companies contribution account. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

(j) ***Loans***

Participants may borrow from the vested portions of their account balances a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last 12 months or (b) 50% of their vested account balances. No more than one loan is allowed per account at any given time. The loans bear interest at a rate equal to *The Wall Street Journal* prime rate plus 1%. Loans must be repaid within five years for general loans and 10 years for loans used to purchase a primary residence.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The trustee provides statements prepared on a cash basis of accounting. Adjustments have been made to convert the statements to an accrual basis for financial reporting purpose in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(c) Investment Valuation and Gains (Losses) on Investments

Investments are reported at fair value. Mutual funds, common stock and preferred stock are valued based upon quoted market prices. The Retirement Savings Trust is a common/collective trust funds that invests primarily in investment contracts issued by life insurance companies, banks and other financial institutions. The common/collective trust fund is valued daily based upon the fair value of the underlying securities. For the year ended December 31, 2002 and 2001, the average yield for the Retirement Savings Trust was 5.19% and 5.98%, respectively. Participant loans are valued at cost which approximates fair value.

Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments and preferred stock held at the end of the year.

(d) Investments

The following table presents investments that represent 5% or more of the Plan's net assets for December 31, 2002 and 2001:

		2002
Vanguard Retirement Savings Trust	$	43,060,981
Vanguard 500 Index Fund		25,933,636
Vanguard Balanced Index Fund		62,634,546
Vanguard Growth Index Fund		19,571,558
American Depository Receipts of BHP Billiton Limited		9,825,757

		2001
Vanguard Retirement Savings Trust	$	44,564,946
Vanguard 500 Index Fund		33,983,506
Vanguard Balanced Index Fund		103,768,267
Vanguard Growth Index Fund		27,564,924

During 2002, the Plan's investments (including gains and losses or investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by as follows:

Equity securities	$	144,813
Mutual funds		(34,484,596)
	$	(34,339,783)

(e) Administrative Expenses

The Participating Companies have chosen to pay trustee fees, annual participant fees, and substantially all costs incident to administering the Plan. Participants are charged a nominal fee to cover the cost of processing new loans.

(3) Merger from Affiliated Plan

Effective December 31, 2002, the BHP Nevada Mining Company merged into the Plan. Investments of $1,643,035 were transferred in-kind to the Plan. All participants were fully vested at the time of transfer.

(4) Risks and Uncertainties

The Plan provides for various investments in cash and cash equivalents, mutual funds, a common/collective trust fund, common stock, and preferred stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(5) Federal Income Taxes

The Plan obtained its latest determination letter on September 8, 1998 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, qualifies under Section 401(a) of the Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. Even so, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified, and the related trust was tax-exempt as of December 31, 2002 and 2001.

(6) Plan Termination

Under the terms of the Plan, BHP has the right at any time to terminate the Plan. Upon termination of the Plan, the trustee will adjust the benefits of all participants in accordance with the regulations and rulings of the IRS. After all such adjustments have been made, the trustee would then commence distribution as directed by the Committee.

(7) Related-Party Transactions

Certain Plan investments are shares of mutual funds and a money market fund managed and distributed by Vanguard, the trustee and a party-in-interest with respect to the Plan. In addition, the Plan provides for investment in BHP ADRs and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transaction" provisions of ERISA and the Code.

(8) Nonexempt Transactions:

As reported on Schedule G, Part III – Schedule of Nonexempt Transactions, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2002.

Schedule 1

BHP USA RETIREMENT SAVINGS PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

Identity of party involved	Relationship to plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and maturity value		Amount loaned		Interest incurred on loan	
BHP Holdings (Operations), Inc.	Plan Sponsor	Lending of monies from the plan to the employer (contributions not timely remitted to the Plan) as follows:					
		Deemed loan dated July 22, 2002 maturity May 9, 2003, with blended interest of 2.8% per annum	$	3,506	$	44	(a)
		Deemed loans dated October 4, 2002, October 21, 2002 and November 6, 2002 maturity May 16, 2003, with blended interest of 10.65% per annum		8,836		227	(a)
		Deemed loan dated December 23, 2002 maturity May 8, 2003 with blended interest of 16.00% per annum		2,389		9	(a)
					$	280	(b)

(a) Represents calculated interest from the date of the loan through December 31, 2002.

(b) Interest was credited to the affected participants' accounts subsequent to year end.

See accompanying independent auditors' report.

Schedule 2

BHP USA RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue/description of investment	Shares/ units		Current value
Cash and cash equivalents:			
Vanguard Prime Money Market Fund*	3,132	$	3,132
Mutual funds:			
American Century International Growth Fund	889,545		5,675,298
Managers Special Equity Fund	147,746		8,137,841
Vanguard 500 Index Fund*	319,577		25,933,636
Vanguard Balanced Index Fund*	4,002,207		62,634,546
Vanguard Growth Index Fund*	981,030		19,571,558
Vanguard Total Bond Market Index Fund*	649,330		6,740,046
Vanguard Value Index Fund*	523,615		7,670,956
Brokerage option:			
VGI Brokerage Option	—		4,955,104
Common/Collective Trust Funds:			
Vanguard Retirement Savings Trust*	43,060,981		43,060,981
Common stock:			
American Depository Receipts of BHP Billiton Limited*	854,414		9,825,757
Participant loans:			
Participant loans (interest rates range from 5.75% to 10.5%)*	—		2,166,757
Total assets (held at end of year)		$	196,375,612

* Indicates party in interest.

See accompanying independent auditors' report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the BHP USA Retirement Advisory Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 27, 2003

BHP USA Retirement Savings Plan

By: 

Howard Spiegel
BHP USA Retirement
Advisory Committee Member

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Independent Auditors' Consent

Exhibit 23.1

Independent Auditors' Consent

The BHP USA Retirement Advisory Committee of the
BHP USA Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 33-377364) on Form S-8 of BHP Billiton Limited of our report dated June 27, 2003 with respect to the statements of net assets available for plan benefits of the BHP USA Retirement Savings Plan as of December 31, 2002 and 2001, the statement of changes in net assets available for plan benefits for the year ended December 31, 2002, the supplemental schedule G, part III – schedule of nonexempt transactions for the year ended December 31, 2002 and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 11-K of the BHP USA Retirement Savings Plan.

KPMG LLP

Houston, Texas
June 27, 2003